EXHIBIT 99.1

Proteon Therapeutics Announces $22.0 Million Private Placement

Provides Sufficient Cash into Q4 2019

WALTHAM, Mass., June 22, 2017 (GLOBE NEWSWIRE) -- Proteon Therapeutics Inc. (Nasdaq:PRTO), a company developing novel, first-in-class therapeutics to address the medical needs of patients with kidney and vascular diseases, today announced that it has entered into a securities purchase agreement with a syndicate of current and new investors, led by an affiliate of Deerfield Management (“Deerfield”), for the sale of 22,000 shares of the Company’s Series A Convertible Preferred Stock (“Preferred Stock”) for gross proceeds of $22.0 million. Other participants in the financing include Abingworth, Fairmount Funds, Perceptive Advisors, Pharmstandard, RA Capital, Skyline Ventures, TVM Capital and certain other stockholders who invested prior to Proteon’s initial public offering.

The Company intends to use the proceeds from the transaction to complete the ongoing PATENCY-2 trial and fund continued market access activities. The financing also extends the Company’s cash runway from the third quarter of 2018 into the fourth quarter of 2019, which allows the Company to operate for more than six months beyond the expected release of topline data from the PATENCY-2 Phase 3 clinical trial based on the Company’s current operating plan.

The consummation of the transaction is subject to the satisfaction of closing conditions, including approval of the Company’s stockholders.  Stockholders of the Company representing in excess of 60% of Proteon’s shares outstanding have entered into agreements to vote in favor of approving this transaction at the special meeting of stockholders required to approve the transaction. The transaction is expected to close in the third quarter of 2017.

The holders of Preferred Stock will be entitled to elect one director to the Company’s Board of Directors.  It is expected that Jonathan Leff, a Partner at Deerfield Management, will be named to the Company's Board of Directors upon closing of the transaction as the designee of the Preferred Stock holders.

“We are pleased to announce this financing, led by Deerfield, as it reflects the continued confidence in the clinical and economic potential of vonapanitase and in our execution of the ongoing Phase 3 trial,” said Timothy Noyes, President and Chief Executive Officer of Proteon. “We are also pleased to welcome Jonathan Leff to our Board of Directors upon closing of this transaction. Jonathan will bring tremendous experience and leadership and will be a valuable addition to our Board.”

“Deerfield originally invested in Proteon in 2014 because of the substantial unmet medical need and our confidence in the management team and technology,” said Jonathan Leff, a Partner at Deerfield Management. “We were encouraged by the recently announced results from the Phase 3 PATENCY-1 trial and the subsequent interactions with the FDA, including the granting of Breakthrough Therapy Designation.”

The Preferred Stock will be convertible into 22,112,775 shares of common stock at closing, which equates to a conversion price of $0.9949 per share, provided that any conversion of the Preferred Stock will be prohibited if, as a result of such conversion, the holder and its affiliates would own more than 9.985% of the total number of the Company’s shares of common stock issued and outstanding after such conversion. In the event of certain transactions involving mergers, consolidations, tender offers and the sale of all or substantially all the assets of the Company, each share of Preferred Stock would be convertible into the kind and amount of securities, cash and/or other property that the holder of a number of shares of common stock issuable upon conversion of one share of Preferred Stock would receive pursuant to any such transaction; provided that, in the event any such transaction occurs prior to a preference termination date relating to FDA approval of the Company’s product and the trading price of the Company’s common stock, if the aggregate value of such securities, cash and/or property to which a holder of a share of Preferred Stock would be entitled upon conversion would be less than the price per share paid for the Preferred Stock (the “Stated Value”), then each share of Preferred Stock shall instead be convertible into such kind of securities, cash and/or other property with an aggregate value equal to the Stated Value. Except as otherwise required by law (or with respect to the election of one director to the Company’s Board of Directors and approval of certain actions specified in terms of the Preferred Stock), the Preferred Stock will not have voting rights. No dividends are expected to be paid on the Preferred Stock. In addition, the Company has agreed to grant the investors certain registration rights with respect to the common stock underlying the Preferred Stock.

No placement agent fee will be paid in connection with this transaction.

Please refer to the Company's Form 8-K to be filed with the Securities and Exchange Commission (“SEC”) for the complete terms of the convertible preferred stock transaction.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of these securities, nor shall there be any sale of any these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful. The securities to be sold pursuant to the securities purchase agreement will not have been registered under the Securities Act of 1933, as amended, or state securities laws as of the time of issuance and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.

About Vonapanitase

Vonapanitase is an investigational drug intended to improve hemodialysis vascular access outcomes. Vonapanitase is applied in a single administration and is currently being studied in a Phase 3 program in patients with chronic kidney disease (CKD) undergoing surgical creation of a radiocephalic arteriovenous fistula for hemodialysis. Vonapanitase has received breakthrough therapy, fast track and orphan drug designations from the FDA, and orphan medicinal product designation from the European Commission, for hemodialysis vascular access indications. In addition, vonapanitase may have other surgical and endovascular applications in diseases or conditions in which vessel injury leads to blockages in blood vessels and reduced blood flow. Proteon is currently conducting a Phase 1 clinical trial of vonapanitase in patients with peripheral artery disease (PAD).

About Proteon Therapeutics

Proteon Therapeutics is committed to improving the health of patients with kidney and vascular diseases through the development of novel, first-in-class therapeutics. Proteon's lead product candidate, vonapanitase, is an investigational drug intended to improve hemodialysis vascular access outcomes. Proteon is currently enrolling patients in PATENCY-2, a Phase 3 clinical trial evaluating vonapanitase in patients with CKD undergoing surgical creation of a radiocephalic arteriovenous fistula for hemodialysis. Proteon is also evaluating vonapanitase in a Phase 1 clinical trial in patients with PAD. For more information, please visit www.proteontx.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are, or may be deemed to be, "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995.  In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms “estimates,” “anticipates,” "expects,” “plans,” "intends,” “may,” or “will,” in each case, their negatives or other variations thereon or comparable terminology, although not all forward-looking statements contain these words. These statements, including the expected timing and completion of the preferred stock financing, when the Company expects to report top-line data from the PATENCY-2 trial, the sufficiency of the Company’s cash, cash-equivalents and available-for-sale investments upon completion of the financing to fund the Company’s operations into the fourth quarter of 2019, and those relating to future events or the Company’s future financial performance or condition, involve substantial known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors, including whether the offering may be delayed or may not occur due to market or other conditions and the satisfaction of customary closing conditions related to the offering; whether the Company’s cash resources will be sufficient to fund the Company’s operating expenses and capital expenditure requirements for the period anticipated; whether data from early nonclinical or clinical studies will be indicative of the data that will be obtained from future clinical trials; whether vonapanitase will advance through the clinical trial process on the anticipated timeline and warrant submission for regulatory approval; whether such a submission would receive approval from the U.S. Food and Drug Administration or equivalent foreign regulatory agencies on a timely basis or at all; and whether we can successfully commercialize and market the Company’s product candidates, are described more fully in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, as filed with the Securities and Exchange Commission (“SEC”) on March 16, 2017, and the Company’s subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as filed with the SEC, particularly in the sections titled “Risk Factors” and “Management's Discussion and Analysis of Financial Condition and Results of Operations.” In light of the significant uncertainties in the Company’s forward-looking statements, no person should place undue reliance on these statements or regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements contained in this press release represent the Company’s estimates and assumptions only as of the date of this press release and, except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this press release.

Additional Information about the Financing and Where to Find It

The Company intends to file a preliminary proxy statement with the SEC in connection with the financing and will mail a definitive proxy statement and other relevant documents to its stockholders. This press release does not contain all the information that should be considered concerning the financing, and it is not intended to provide the basis for any investment decision or any other decision in respect to the financing. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement, the amendments thereto, and the definitive proxy statement in connection with the Company’s solicitation of proxies for the special meeting to be held to approve the financing, as these materials will contain important information about the Company and the financing. The definitive proxy statement will be mailed to the Company’s stockholders as of a record date to be established for voting on the financing. Such stockholders will also be able to obtain copies of the proxy statement, without charge, once available, at the SEC’s website at http://www.sec.gov, or by directing a request to: Proteon Therapeutics, Inc., 200 West Street, Waltham, MA 02451, attention: Investor Relations (investor@proteontherapeutics.com).

Participants in the Solicitation

The Company and its directors and officers may be deemed participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed financing. The Company’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of the Company in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, as filed with the SEC on March 16, 2017. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company’s stockholders in connection with the proposed financing will be set forth in the proxy statement for the proposed financing when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed financing will be included in the proxy statement that the Company intends to file with the SEC.

Investor Contact
George Eldridge, Proteon Therapeutics, Senior Vice President and Chief Financial Officer
781-890-0102
geldridge@proteontherapeutics.com

Media Contact
Ann Stanesa, Ten Bridge Communications
617-230-0347
proteon@tenbridgecommunications.com